200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

STEPHANIE CAPISTRON

stephanie.capistron@dechert.com
+1 617 728 7127 Direct
+1 617 275 8364 Fax

November 27, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me and Alice Pellegrino on November 1, 2012, with respect to the Registrant’s Post-Effective Amendment No. 107 filed on September 17, 2012 (the “Amendment”) relating to The Hartford Quality Bond Fund and The Hartford Global Alpha Fund (each, a “Fund,” and collectively, the “Funds”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.              Comment:           With respect to each Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:            Shareholders of the Funds are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares front end sales charge — may be subject to a CDSC of 1.00% on any Class A shares purchased at net asset value and then sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of each Fund’s prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to

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investors, but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charge.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross-reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the prospectus in the narrative introduction to the Fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s 2011 annual update to its registration statement.  However, the Registrant received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charge referred to in the footnote was included in the expense table.  In order to address the staff comment, the Registrant reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  The Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inaccurate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

2.              Comment:           With respect to the expense reimbursement arrangements disclosed in the footnotes to each Fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms.

Response:            The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances.  The Registrant believes that its current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the Fund’s Board of Directors.  For this reason, the Registrant respectfully declines to make the proposed change.

3.              Comment:           In the introduction to each Fund’s expense example, please delete the following bullet points: (i) “You reinvest all dividends and distributions,” and (ii) “You pay any deferred sales charge due for the applicable period.”

Response:            The Registrant believes the disclosure is important in order for shareholders to fully understand the expenses set forth in the example and that omission of these bullets would render the expense information potentially misleading.  For this reason, the Registrant respectfully declines to make the proposed changes.

4.              Comment:           If a Fund will write credit default swaps, please discuss supplementally how the Fund intends to cover its obligations under such swaps.  In this regard, the SEC staff expects that a Fund will cover the full notional value of the swap.

Response:            As described in a letter to you dated July 17, 2012 (the “CDS Letter”), it is the current policy of the Hartford Mutual Funds to segregate the full notional value of the swap agreement where a Fund writes protection by means of a single name credit default swap and to segregate the market value of the swap where the underlying reference entity is an index or basket of securities.  The Registrant believes this approach is reasonable given that credit default swaps based on underlying indices present less risk than single name credit default swaps and, as such, do not warrant coverage of the full notional value of the swap agreement.  The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or its staff prescribing a specific asset coverage approach for credit default swaps.  See, e.g., Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (noting that asset segregation practices for certain types of derivatives have not been addressed by the SEC or the SEC staff).  For a more complete discussion of the Funds’ asset segregation policy and the basis for such policy, please see the CDS Letter.

Based on the SEC staff’s comment and its fuller explanation of the staff’s views with respect to asset coverage for written credit default swaps, the Hartford Mutual Funds are reviewing their current policy in this area and anticipate that changes will be made to that policy consistent with the staff’s recently articulated position.

5.              Comment:           Please clarify supplementally whether there is any advance notice required prior to a change in a Fund’s investment goal.  If so, please indicate the notice period in the Fund’s Prospectus.

Response:            Each Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The Funds do not have a specific policy regarding provision of advance notice in the event of a change in a Fund’s investment goal.  Accordingly, each Fund will consider whether advance notice to shareholders is appropriate based on the nature and extent of any change.

6.              Comment:           With respect to the legal proceedings disclosed in each Prospectus, please confirm supplementally that any documents required to be filed under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), have been filed with the SEC.

Response:            The Registrant confirms that, with respect to the legal proceedings disclosed in the Prospectus, any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

7.              Comment:           With respect to the Quality Bond Fund, please explain supplementally why the expense caps set forth in the third footnote to the expense table do not match the expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers.”

Response:            The expense caps set forth under the heading “Expense Caps and Waivers” reflect a contractual agreement with Hartford Investment Financial Services, LLC (“HIFSCO”), the Fund’s investment manager, that is in effect until February 28, 2014 and will continue automatically for one-year terms unless HIFSCO provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Fund (such caps, the “one-year renewable caps”).  The expense caps set forth in the third footnote to the expense table reflect an agreement by HIFSCO to cap expenses at a lower level than the one-year renewable caps until February 28, 2014 (the “limited-term caps”).  The limited-term caps, unlike the one-year renewable caps, do not continue automatically for one-year terms.  Given that the limited-term caps are lower than the one-year renewable caps, the limited-term caps effectively supersede the one-year renewable caps for the period during which they are in effect.

8.              Comment:           With respect to the Quality Bond Fund, please explain supplementally why, although the Fund’s name includes the term “Bond,” the Principal Investment Strategy section indicates that the Fund normally invests at least 80% of its net assets in investment grade “fixed-income securities.”

Response:            The Registrant notes that the term “bond,” as used in the Fund’s name, is used as a term of art to refer to fixed-income investing.  The Registrant believes that such use of the term “bond” is common in the industry, and notes that Investopedia, an investing education website, indicates that “[b]onds are commonly referred to as fixed-

income securities….”  Accordingly, the Fund has used the more technical “fixed-income securities” terminology for purposes of its investment strategy, and the more colloquial term “bond” for purposes of the Fund’s name.  The Registrant believes that this approach is consistent with the requirements of Rule 35d-1 under the 1940 Act and notes that it is also consistent with certain other “bond” funds offered by other fund complexes.

9.              Comment:           With respect to the Quality Bond Fund, please add disclosure to the Principal Investment Strategy section indicating whether there are any limits in terms of the maturity of the fixed-income securities in which the Fund invests.

Response:            The Registrant will revise the disclosure consistent with this comment.

10.       Comment:           With respect to the Quality Bond Fund, please provide a definition of duration as well as an example demonstrating the concept of duration.

Response:            The Registrant will include the following disclosure in response to this comment:

Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The Fund’s average duration measure incorporates a bond’s yield, coupon, final maturity, and the effect of derivatives, such as interest rate swaps and futures that may be used to manage the Fund’s interest rate risk.  The use of derivatives, such as interest rate swaps and futures, may have the effect of shortening the duration of a fixed income security.

The Registrant believes that this disclosure adequately describes the concept of duration.  In addition, the Registrant notes that Form N-1A does not require inclusion of a numerical example and that duration is not a main focus of the Fund’s investment strategy.  For these reasons, the Registrant respectfully declines to include such an example.

11.       Comment:           With respect to the Quality Bond Fund, please consider adding “Swaps Risk” as a main risk of the Fund.

Response:            The Registrant does not consider “Swaps Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to swaps in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.   The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has added the risks related to swaps under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.

12.       Comment:           With respect to the Global Alpha Fund, please confirm supplementally that the amounts shown in the “Fee waiver and/or expense reimbursement” line item of the Fund’s expense table reflects an expense reimbursement arrangement rather than a management fee waiver.

Response:            The Registrant confirms that these amounts reflect an expense reimbursement arrangement rather than a management fee waiver.

13.       Comment:           With respect to the Global Alpha Fund, please include the range of the Fund’s management fee in footnote 3 to the Fund’s expense table.

Response:            The Registrant will revise the disclosure consistent with this comment.

14.       Comment:           With respect to the Global Alpha Fund, please revise the last sentence of the first paragraph of the Principal Investment Strategy section for consistency with plain English.

Response:            The Registrant will revise the disclosure consistent with this comment.

15.       Comment:           With respect to the Global Alpha Fund, please be aware that it is the staff’s position that a fund with the term “Global” in its name must normally invest at least 40% of its assets in non-U.S. securities, and at a minimum must invest at least 30% of its assets in non-U.S. securities.  As the Principal Investment Strategy currently indicates that the Fund will normally invest at least 40% of its assets in foreign securities and other instruments, but does set forth a 30% minimum, please revise the Principal Investment Strategy section to include such a minimum.

Response:            The Registrant will revise the disclosure to provide as follows:

Under normal circumstances, at least 40% (and not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States.  Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.  The Fund’s investments in derivative securities, exchange-traded funds (“ETFs”) and exchange-traded notes (“ETNs”) will be considered to be “foreign” if the underlying assets represented by the investment are determined to be foreign using the foregoing criteria.

16.       Comment:           With respect to the Global Alpha Fund, please add disclosure to the Principal Investment Strategy section indicating that the Fund may not meet its investment goal if the Fund is in a temporary defensive position.

Response:            The Registrant will revise the disclosure consistent with this comment.  This disclosure is included in the statutory prospectus discussion of the Fund’s investment strategy, as temporary defensive positions are not principal investment strategies.

17.       Comment:           With respect to the Global Alpha Fund, please confirm supplementally that the performance fee increases and decreases proportionately with the investment performance of the Fund over a specified period of time compared to the performance of the benchmark over such period.

Response:            The Registrant confirms that the performance fee increases and decreases proportionately with the investment performance of the Fund over a specified period of time compared to the performance of the benchmark over such period.

18.       Comment:           With respect to the Global Alpha Fund, please confirm supplementally that the measurement period for the performance adjustment calculation is a rolling period.

Response:            The Registrant confirms that the measurement period for the performance adjustment calculation is a rolling period.

19.       Comment:           With respect to the Global Alpha Fund, please clarify the following discussion: “The performance measurement period generally is the previous 36 months, although no Performance Adjustment is made until the Fund’s performance-based fee structure has been in effect for at least 12 months.  When the Fund’s performance-based fee structure has been in effect for at least 12 months, but less than 36 months, the performance measurement period is equal to the time that has elapsed since the performance-based fee structure took effect.”

Response:            The Registrant will revise the disclosure consistent with this comment.

20.       Comment:           Please include each Fund’s fundamental policy with respect to investment in commodities in accordance with the requirements of Section 8 of the 1940 Act.

Response:            The Registrant will revise the disclosure consistent with this comment.

Certain representations by the Registrant concerning the Amendment and the responses being made to the comments received are included as an exhibit to this letter.

Sincerely,

/s/ Stephanie Capistron

Stephanie Capistron

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

November 27, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                             The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filings;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.